Exhibit 99.4

IMPERIAL CHEMICAL INDUSTRIES PLC – NOTIFICATION OF INTERESTS OF DIRECTORS

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 17th February 2004 that it disposed of 195,895 Ordinary Shares in the Company.

All the Directors named below are (together with all other employees) potential beneficiaries of the Trust and are therefore treated as interested in the shares held by Impkemix Trustee Limited, the registered holder of the shares, and therefore as a result of the disposal, the Director’s interest in those shares held have been reduced by the number of shares disposed of.

DAVID HAMILL

JOHN McADAM

WILLIAM POWELL

TIMOTHY SCOTT

This notification is made in accordance with paragraph 16.13 of the Listing Rules.